FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Fourth Quarter and Full Year 2009 Earnings Report

March 1, 2010

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the fourth quarter and full year 2009.

As a result of changes in Mexico’s Income Tax Law related to tax consolidation effective 2010 (the “Tax Reform”) ICA recorded a charge to 2009 earnings of Ps. 1,303 million and a direct charge to shareholders’ equity of Ps. 1,405 million. Additional taxes payable total approximately Ps. 2,545 million, to be paid in five annual installments beginning in 2010. These estimated amounts may be subject to change once the Tax Administration Service issues implementing regulations. (See Current Developments: Taxes.)

The 2009 financial statements use the proportional consolidation method for our 51%-owned subsidiary ICA Fluor. Financial statements for prior periods have been recalculated. (See Notes.)

Summary

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ICA generated solid growth in revenue and Adjusted EBITDA, in both the fourth quarter and full year 2009. Operating income also grew significantly in the year, although it decreased modestly in the fourth quarter. The Company took advantage of the expansion of infrastructure development opportunities in Mexico, particularly of transportation, water, and energy projects.  At the same time, ICA took action to mitigate the impact of the global economic crisis on its different lines of business.

Fourth quarter 2009 revenues increased 13%. The principal source of revenue growth in the quarter was Civil Construction, which grew 53%. Operating income decreased 4%, and Adjusted EBITDA increased 13% with an Adjusted EBITDA margin of 12.1% in 4Q09, same as 4Q08.

Full year 2009 revenues increased 36%, led by Civil Construction and Concessions. Operating income rose 37%, and Adjusted EBITDA increased 50% as compared to 2008, with an Adjusted EBITDA margin of 14.3% as compared to 12.9% in 2008. This marks the fifth consecutive year that ICA exceeded or met its annual guidance for revenues and EBITDA generation.

The dynamic business environment for infrastructure principally benefitted Civil Construction and Concessions.  Civil Construction is developing three of the emblematic projects of the current government administration—the La Yesca hydroelectric project, the Eastern Outlet Tunnel, and the

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com

EARNINGS REPORT

Metro Line 12 in Mexico City—along with many other smaller scale projects. Concessions now has a total of 14 highway and water projects, including six in operation and eight under construction.

New projects awarded during 2009 are expected to sustain revenues and growth in the coming years.  ICA won new contract awards and contract increases totaling Ps. 20,302 million during 2009, including Ps. 2,075 million in 4Q09. Industrial Construction backlog doubled as compared to 2008, with major new projects including the Poza Rica cryogenic plant and the Madero and Cadereyta clean fuels projects. As of December 31, 2009, total construction backlog was Ps. 34,733 million. Another Ps. 3,600 million in projects were signed in the first weeks of 2010, including the Atotonilco water treatment plant in Civil Construction. Total backlog remains near ICA’s highest historical levels.

ICA also took decisive action to mitigate the effects of the global economic crisis and other events, such as the H1N1 flu outbreak. Airports increased its development of non-aeronautical revenues, including the opening of the NH Terminal 2 Hotel in Mexico City.  ViveICA refocused on the development of social interest housing, and redesigned its marketing and sales activities to meet current market conditions.

Results for the fourth quarter and full year include Ps. 681 million in Other Income resulting from ICA’s investment in the Acapulco Tunnel, as described in the discussion of Concessions.

As a result, income before tax increased 326% to Ps. 1,191 million in 4Q09, and rose 151% to Ps. 2,275 million for the full year.

This strong performance in terms of operating results and pre-tax income was offset by the effects of the Tax Reform. Because of the tax charges, ICA recorded net loss of majority interest of Ps. 574 million in 4Q09 and a loss of Ps. 41 million for the year. The Tax Reform did not affect cash flow in 2009, but could do so in the future, as we have previously disclosed.

Notwithstanding the Tax Reform effect, ICA’s well-diversified portfolio of businesses, our experience, emphasis on excellence in project execution, strict cost controls, and a solid financial position are expected to enable the Company to continue taking advantage of the opportunities in construction and infrastructure development in Mexico and other markets in Latin America.

INVESTOR RELATIONS	www.ica.com.mx	2/23

EARNINGS REPORT

Construction

Civil Construction

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Civil construction revenues increased principally as a result of execution of contracts awarded in 2007 and 2008, including the La Yesca hydroelectric project, the Rio de los Remedios-Ecatepec highway, the Mexico City Metro Line 12, the Eastern Outlet Tunnel, and work on the Red de Carreteras de Occidente (RCO or Farac I) tollroads.

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The 4Q09 operating margin reflects the mix of projects under construction. As the result of the end of year review, the estimated profitability of some projects that are accounted for using the percentage of completion method was reduced.

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The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 72% of debt in Civil Construction. The increase in debt was the result of additional draws on the La Yesca debt facility as a result of approved certifications for completed work on the project. The debt is expected to be repaid in full upon project completion.

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INVESTOR RELATIONS	www.ica.com.mx	3/23

EARNINGS REPORT

Industrial Construction

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•	Quarterly and annual results for both 2008 and 2009 reflect the proportional consolidation method for ICA Fluor. (See Notes section.)

•	Revenues decreased as a result of the completion of some projects, while recently contracted projects have not yet begun to contribute significantly.

•	The operating margin increased as a result of better project execution.

•
The projects that contributed most to revenues were the Chicontepec II oil field services project and the Minatitlán II refinery reconfiguration project. The Poza Rica cryogenic plant began to generate significant revenues in 4Q09.

•	Debt increased as a result of additional financing for the Chicontepec II oil field services project, as a result of an increase in client work orders.

•
ICA Fluor backlog doubled as compared to 4Q08, principally because of the clean fuels projects for the Madero and Cadereyta refineries. Backlog for ICA Fluor includes the effect of proportional consolidation and accounts for 18% of total Backlog. (See Backlog discussion).

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INVESTOR RELATIONS	www.ica.com.mx	4/23

EARNINGS REPORT

Rodio

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•	Revenues decreased as a result of the recession in the construction and real estate sectors in Spain. This was partially offset by increased activity in Mexico and Central America.

•	Rodio continues to execute the strict expense control and optimization of costs programs initiated in 2008.

INVESTOR RELATIONS	www.ica.com.mx	5/23

EARNINGS REPORT

Construction Backlog

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Backlog was Ps. 34,733 million as of December 31, 2009, and includes the effect of the proportional consolidation of ICA Fluor. Civil Construction accounts for 81% of Backlog, Industrial Construction 18%, and Rodio 1%. Backlog was the equivalent of 15 months work at 4Q09 levels.

•
New contracts and net contract additions totaled Ps. 2,075 million in 4Q09. Most of the increase resulted from additional work on existing projects and relatively small new projects in Civil Construction.

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Four projects accounted for 44% of backlog: the Mexico City Metro Line 12, the Eastern Outlet Tunnel, the Madero and Cadereyta clean fuels projects, and the Poza Rica cryogenic plant. In aggregate, these projects were 19% completed as of December 31, 2009.

•	Twenty-seven percent of projects were unit price contracts, 51% were fixed price contracts, and 22% had both unit price and fixed price components.

•
Foreign currency denominated projects were 24% of backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the Madero and Cadereyta clean fuels projects, and several other Industrial Construction projects for Pemex.

•	The ratio of new contracts to construction revenues (the book and burn ratio) was 0.30 during 4Q09.

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EARNINGS REPORT

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Infrastructure

Concessions

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4Q09 revenues decreased as compared to the prior year period, principally as a result of the reallocation between quarters of Financial and Construction revenues during 2008, During 2009 these amounts were recorded in quarterly results in accordance with the timing of the underlying transactions. The reallocations did not affect full year comparisons.

•
Full year 2009 revenues increased principally as a result of revenue growth on the Corredor Sur highway, and to a lesser extent from construction revenues from the concessionaire’s share of the work executed during the period.

•
Adjusted EBITDA increased significantly as a result of the Corredor Sur, which had substantial revenue growth while holding operating costs practically unchanged, and from the cancellation of some provisions.

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In December 2009, an impairment provision that had been assessed against the investment in the Acapulco Tunnel (TUCA) in 2001 was reversed. In each of the last three annual reviews, the value of the investment has been stable; as a result, the value as of December 31, 2009 was determined to be Ps. 1,312 million. The result was a gain of Ps. 681 million that is recorded as Other Income.

•
Debt increased as a result of the advance in the execution of projects that are under construction, principally the Querétaro-Irapuato, Nuevo Necaxa-Tihuatlán, Río Verde-Ciudad Valles, and Aqueduct II projects.

INVESTOR RELATIONS	www.ica.com.mx	7/23

EARNINGS REPORT

•
ICA ended 2009 with 14 concessions. Two new water projects were added to the portfolio during the year, resulting in a total of four water projects.  A new highway concession agreement was signed (the La Piedad bypass), resulting in a total of 10 concessioned highway projects. Five of the projects are in operation, and the other five are under construction.

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Airports

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•	The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).

•
OMA generated solid revenues in 4Q09, practically unchanged from 4Q08, despite the weak macroeconomic environment and a significant decrease in passenger traffic. We were able to mitigate the impact on EBITDA, while net income increased principally because of an increase in comprehensive financial income and a reversal in the provision for taxes.

INVESTOR RELATIONS	www.ica.com.mx	8/23

EARNINGS REPORT

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Passenger traffic decreased 11.1% to 2.79 million in 4Q09, while revenues decreased only 0.8%. For the full year, the decrease in passenger traffic was 18.1%, with a decrease in revenues of 4.6%. Monterrey, OMA’s principal airport, contributed 45% of revenues.

•
The fourth quarter was the first full quarter of operation of the NH Terminal 2 Hotel, at the Mexico City International Airport, and it generated 11.5% of non-aeronautical revenue. Since opening at the end of August, the occupancy rate has shown an increasing trend as a result of advertising and marketing initiatives. The December occupancy rate was 32.5%.

•
Total costs and operating expenses increased in the fourth quarter because of the additional expenses from operating the Terminal 2 hotel, and were unchanged year over year despite the hotel costs. The areas with the greatest reductions were electricity, materials and supplies, and professional services.

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The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	9/23

EARNINGS REPORT

Housing Development

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•	ViveICA elected early adoption of accounting statement INIF-14, according to which revenue is recognized only at the time of the transfer of title to the purchaser. (See Notes.)

•	ViveICA sold 2,144 units in 4Q09, an increase of 2%, and 7,077 in the full year

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Revenues increased during the year, despite the challenging economic environment. ViveICA rose to 9th place (from 12th) among Mexican home developers in 2009, based on the number of mortgages granted by Infonavit, the principal source of mortgage financing in Mexico.

•	Operating margins increased as a result of a reduction in general and administrative expenses.

•	Bank debt decreased Ps. 324 million during the year, while the debt maturity profile improved.

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At the end of 2009, ViveICA had 25 projects underway in 11 states in Mexico. During the year, ViveICA started selling units in seven new projects which are expected to have more than 17,000 units in aggregate, of which 80% are social interest housing.

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The land reserve as of December 31, 2009 was 1,963 hectares, equivalent to 98,764 units. The reserve is distributed among 26 projects in 12 states, with a majority focused on social interest housing. As of the end of 2009, 50% of the reserve had the authorizations and licenses required for development.

INVESTOR RELATIONS	www.ica.com.mx	10/23

EARNINGS REPORT

Consolidated Fourth Quarter and Full Year Results

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Revenues were Ps. 8,452 million in 4Q09, an increase of 13% as compared to Ps. 7,480 million in 4Q08. The increase in revenues was principally due to increases in Civil Construction.

For the year, revenues increased 36%, led by increases in Civil Construction, Concessions, and Housing. Revenues generated in Mexico represented 93% of the 2009 total. Revenues denominated in foreign currency were 25% of the total.

Cost of sales increased 20% in the quarter and 39% in the year, principally as a result of an increase in direct costs of Civil Construction. Cost of sales includes interest expense on financed projects in Civil Construction, Concessions, and Housing, which increased for the full year as compared to 2008.

General and administrative expenses decreased 26% in the quarter, returning to historically more typical levels. G&A expense in 4Q08 included bid preparation expenses for several large scale projects. The reduction also reflects lower expenses in ViveICA.

Operating income was Ps. 537 million in 4Q09, a decrease of 4%. The Construction segment contributed 15% of operating income, Infrastructure 76%, and Housing 9%. The consolidated operating margin was 6.3%, as compared to 7.5% in 4Q08.

For the full year 2009, operating income increased 37%. The consolidated operating margin was unchanged at 7.9%.

Other Income principally resulted from the reversal of an impairment provision for the Acapulco Tunnel (TUCA), as described in the discussion of Concessions.

Comprehensive financing cost increased in both the quarter and the year, principally because of exchange losses in the 2009 periods, as compared to exchange gains in the prior year periods.

Share of net income (loss) of unconsolidated affiliates was income of Ps. 161 million, as compared to a loss of Ps. (199) million in 4Q08. For the year, the loss was Ps. (90) million, as compared to Ps. (433) million in 2008. The improved result in both periods is principally the result of

INVESTOR RELATIONS	www.ica.com.mx	11/23

EARNINGS REPORT

a deferred tax credit and lower financial costs incurred by RCO, the operator of the FARAC I tollroad package.

Income before taxes totaled Ps. 1,191 million in the fourth quarter, an increase of 326%. For the full year, pre-tax income increased 151% to Ps. 2,275 million.

Taxes totaled Ps. 1,670 million in the fourth quarter; taxes increased principally because of the non-recurring deferred income tax provision of Ps. 1,303 million as a result of the Tax Reform.  Full year tax provision was Ps. 2,028 million; 14% of this is cash taxes, and the balance is deferred taxes. The full-year effective tax rate was 32% before the Tax Reform effect. (See Current Developments.)

Consolidated net income (loss) was a loss of Ps. (479) million in 4Q09 and income of Ps. 247 million for the full year. The principal factor in the results for both the quarter and the year was the non-recurring effect of the deferred tax provision as a result of the Tax Reform.

Net (loss) of majority interest was Ps. (574) million in 4Q09 and Ps. (41) million for the full year.

o	Loss per share was Ps. (0.89) in 4Q09 and Ps.(0.07) in 2009

o	Loss per ADS was US$(0.27) in 4Q09 and US$(0.02) in 2009.

Adjusted EBITDA

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Adjusted EBITDA in 4Q09 was Ps. 1,026 million, with an adjusted EBITDA margin of 12.1%. During 2009, Adjusted EBITDA increased 50%. One of the factors increasing Adjusted EBITDA in both periods was a higher level of interest expense included in cost of sales of certain Civil Construction projects, Concessions, and Housing.

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Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

INVESTOR RELATIONS	www.ica.com.mx	12/23

EARNINGS REPORT

Total Debt

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Total debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance of execution of concessions and financed projects such as the La Yesca hydroelectric project.

•	Sixty-six percent of debt is bank debt and 34% is securities debt, principally for concessions.

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Nineteen percent of debt is short-term. Of this, 61% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 21% is in the Infrastructure segment, and includes the current portion of long-term debt and OMA working capital lines; and 18% is in Housing Development, for construction loans and working capital lines.

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Long-term debt is 81% of total debt: 65% is in Concessions and Airports; 30% is for the La Yesca hydroelectric project; and the balance is for structured financings in Housing with terms of more than one year.

•	ICA’s policy is that financing be contracted in the same currency as the source of repayment; 37% of total debt is denominated in foreign currencies, principally U.S. dollars.

•	100% of debt is related to projects; ICA has no debt at the holding company level.

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INVESTOR RELATIONS	www.ica.com.mx	13/23

EARNINGS REPORT

Financial Derivative Instruments

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A report on ICA’s derivative exposure as of December 31, 2009 is available on the Emisnet system of the Mexican Stock Exchange and a translation will be furnished on Form 6-K to the U.S. Securities and Exchange Commission.

Current Developments

Tax Reform/Deferred Tax payments: As a result of changes in Mexico’s Income Tax Law related to tax consolidation effective January 1, 2010 (the “Tax Reform”) and the Mexican Accounting Board’s interpretation INIF-18 of the accounting for the Tax Reform, ICA recognized in its 2009 financial statements deferred tax liabilities of Ps. 4,880 million and deferred tax assets of Ps. 2,172 million. This resulted in a charge to 2009 earnings of Ps. 1,303 million and a direct charge to shareholders’ equity of Ps. 1,405 million. Additional taxes payable for fiscal periods through December 31, 2004 will total approximately Ps. 2,545 million, to be paid in five annual installments. An estimated Ps. 636 million will be due in 2010, Ps. 636 million in 2011, Ps. 509 million in 2012, and Ps. 382 million in each of 2013 and 2014. These estimated amounts are based on the Tax Reform, and may be subject to change once the Tax Administration Service issues implementing regulations.

ICA has initiated legal action to defend its interests on the grounds that the Tax Reform is unconstitutional and would have illegal effects.  ICA can provide no assurance that it will be successful in its efforts to mitigate the effects of the Tax Reform.

Subsequent Events

Atotonilco contract: On January 7, 2010, the consortium of which ICA is a part signed a contract with the National Water Commission to build and operate the Atotonilco water treatment plant, in Tula, Hidalgo. The PPP service contract was awarded through an international bidding process. The total value of the contract is Ps. 9,300 million. ICA expects that approximately Ps. 2,100 million will be recorded in its backlog. The contract is a fixed price, fixed term contract.

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EARNINGS REPORT

Panama Canal contract: On January 8, 2010, the Panama Canal Authority (ACP) awarded a contract with an approximate value of US$268 million to a consortium of which ICA is part. The contract is for the construction of a 3 km section of the new Pacific Access Channel (PAC-4) for the Canal’s new Pacific locks, running parallel to the existing channel from the Pedro Miguel to Miraflores locks. The unit price, fixed term public works contract was awarded through an international bidding process. The work is expected to be completed in approximately 42 months. ICA expects to record approximately US$115 million in its backlog related to the project.

Conference Call Invitation

•
ICA invites you to participate in a conference call on March 2, at 10:00 a.m. EST (9:00 am Mexico City time). In order to participate, please call (877) 941-1427 from the U.S. or +1 (480) 629-9664 internationally. The conference ID is 4243148. A replay will be available until March 9, 2010 by calling (800) 406-7325 from the U.S. or +1 (303) 590-3030 internationally, with the same reference code.

•	The conference call will also be available via Webcast.

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83646&eventID=2663041

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, Fourth Quarter

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, Twelve Months

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

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Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Fourth Quarter

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EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Full Year

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EARNINGS REPORT

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Adoption of new accounting statements

a)
NIF B-8, “Consolidated or combined financial statements.” Effective with the 2009 results, the financial statements reflect accounting statement NIF B-8, “Consolidated or combined financial statements.” As a result, ICA adopted the proportional consolidation method for the results of its subsidiary ICA Fluor, which is a joint investment with Fluor Corporation. This NIF establishes that full consolidation of a subsidiary requires control, defined as the power to decide financial and operating policies, and not simply holding a majority of voting shares. As a result of the application of this norm, net income of majority interest is unchanged. However, revenues and expenses, as well as assets and liabilities are consolidated 51%. Previously, ICA Fluor was consolidated 100%. Financial statements for prior periods have been recalculated.

b)
Early adoption of INIF-14 by Housing: ICA’s housing subsidiary, ViveICA, elected to make early adoption, effective January 1, 2009, of the Interpretation of Financial Information Norms statement INIF-14, “Contracts for the construction, sale and provision of services related to real estate.”. This interpretation is a complement to the standards contained in Bulletin D-7 “Construction contracts.” Adoption of INIF-14 becomes obligatory on January 1, 2010. This change applies to the timing of revenue recognition from the construction contracts, the sale or provision of services related to real estate, and provides for its early adoption. Basically, for those entities where there exists a contractual obligation to deliver real estate to the purchaser who, at the same time, has only a limited ability to influence the design of the project, the recognition of revenue will take place at the time title is transferred. Consequently, in the case of ViveICA, effective January 1, 2009, revenue will be recognized only when title to the house is transferred. ViveICA believes that the early adoption provides greater clarity and objectivity to its financial statements. Previously, ViveICA recognized revenue when a house was completely finished and the customer had approved financing or had received title. Financial statements for prior periods have been recalculated.

Balance Sheet	As originally reported, 12/31/08	Adjustment for INIF-14, ViveICA	Adjustment for proportional consolidation, ICA Fluor	Recalculated, 12/31/08
Current assets	20,941	(215)	(2,195)	18,530
Long term assets	31,136	0	(134)	31,002
Current liabilities	14,818	(20)	(1,531)	13,267
Long term liabilities	19,049	(44)	(174)	18,832
Shareholders’ equity	18,209	(151)	(625)	17,433

Income Statement
Revenues	27,243	(397)	(4,095)	22,751
Costs and expenses	25,255	(321)	(3,969)	20,965
Consolidated net income	786	(59)	(121)	606
Net income of majority interest	453	(59)	0	394

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EARNINGS REPORT

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) financing cost, net, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 13.0525 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

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EARNINGS REPORT

From an accounting perspective, there are two classifications for derivative instruments.  “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives. ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by first party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	23/23